EXHIBIT 99.19

CONSENT OF ROSMERY CÁRDENAS BARZOLA

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Goldcorp Inc. (the “Company”) for the year ended December 31, 2018 (collectively, the “Annual Report”), I, Rosmery Cárdenas Barzola, P.Eng., consent to (i) the use of and reference to the technical report dated March 19, 2018, entitled “Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic” (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person,” in connection with the Annual Report and the Technical Report, and (iii) the information derived or summarized from the Technical Report that is included or incorporated by reference in the Annual Report and any of the exhibits thereto.

I also hereby consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-226751 on Form F-10 of the Company.

Dated this 28 day of March, 2019

/s/ Rosmery Cárdenas Barzola
Name:	Rosmery Cárdenas Barzola, P.Eng.
Title:	Principal Geologist Roscoe Postle Associates Inc.

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